CONSENT OF NETHERLAND, SEWELL & ASSOCIATES, INC, TO:

The Board of Directors of Provident Energy Ltd.

We refer to the renewal annual information form dated March 30, 2005 (the "AIF") of Provident Energy Trust (the "Trust") and the Form 40-F of the Trust Netherland, Sewell & Associates, Inc. ("NSA") was engaged to evaluate the oil and natural gas reserves in respect of certain properties held by BreitBum Energy Company LLC. (the "NSA Report").

We understand that the AIF and Form 40-F contain references to the NSA Report dated March 2, 2005 and to our having evaluated the oil and natural gas reserves in respect of these properties. The AIF and Form 40-F also contain the Form 51-101F2 of NSA dated March 1, 2005.

We hereby consent to the reference to our firm name and to the reference to, summaries of and excerpts from the NSA Report in the AIF and Form 40-F and to the inclusion in the AIF and Form 40-F of our report on Form 51-101F2.

Dated this 30th day of March, 2005.